Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

June 7, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 100 F. Street, N.E. Washington, D.C. 20549 Attention: Jeffrey P. Riedler

Re:	Esperion Therapeutics, Inc.
Registration Statement on Form S-1
Filed May 14, 2013
File No. 333-188595

Dear Mr. Riedler:

This letter is being submitted on behalf of Esperion Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on May 14, 2013 (the “Registration Statement”), as set forth in your letter dated June 3, 2013 addressed to Tim M. Mayleben, President and Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and the Amended Registration Statement (marked to show changes from the Registration Statement).

Use of Proceeds, page 41

1.                                      We note your response to prior comment 10.  Please include an approximate dollar amount that you intend to allocate toward the Phase 2b clinical trial and the end of Phase 2 meeting with the FDA, as well as the amount you will use for your other programs and general corporate purposes.

RESPONSE:  In response to the Staff’s comment, the Company has amended its disclosure on pages 5 and 42.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation & Warrant Liability

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 51

2.                                      We acknowledge your response and disclosure revisions related to our prior comment number 13. As a reminder, we continue to include the following follow-up comments regarding your disclosure and accounting for stock-based compensation:

•                  Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comment in this regard when the amendment containing that information is filed;

RESPONSE:  The Company acknowledges that the Staff is deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified, and that the Staff may have further comment in this regard when the amendment containing that information is filed.

•                  Please provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis; and

RESPONSE:  In response to the Staff’s comment, the Company has added additional disclosure on pages 58-62 regarding the significant factors contributing to the increase in the fair value since the date of the most recent grant.  Where possible, the Company has provided additional disclosures of an estimate of the relative per share increase in the value of its common stock attributable to such factors.  There are a number of such factors, however, that the Company believes have materially increased the per share value of its common stock since April 2013, but the Company is unable to estimate the impact of such factors with specificity that is sufficient for disclosure in the Registration Statement, most notably the successful completion of ETC-1002-006, the Company’s first clinical trial specifically designed to evaluate its lead product candidate in a statin intolerant population with a primary endpoint of LDL-C lowering, which is the first indication for which the Company currently expects to seek approval of its lead product candidate.

•                  Once the IPO price is disclosed, we will assess your accounting for convertible equity and debt issuances.

RESPONSE:  The Company acknowledges that the Staff will assess the Company’s accounting for convertible equity and debt issuances once the IPO price is disclosed.

Business

ETC-1002, page 64

3.                                      We note your response to prior comment 14. While we recognize that you are a development-stage company, you have initiated your product development based on certain hypotheses, including that ETC-1002’s mechanism of action will inhibit ACL and that this will in turn reduce LDL-C levels. To the extent that you are aware of any controversy associated with this methodology and/or preliminary conclusions concerning ETC-1002, you should disclose this as appropriate in your registration statement.

RESPONSE:  The Company respectfully submits to the Staff that the Company is not aware of any controversy associated with ETC-1002’s stated mechanism of action, inhibiting ACL and activating AMPK, or the potentially beneficial impact that inhibiting ACL and activating AMPK has upon the regulation of metabolic imbalances in both the lipid and carbohydrate metabolic pathways.  The Company has revised its disclosure on page 88 to clarify that ETC-1002’s stated mechanism of action is supported by preclinical and clinical observations and that it is not aware of any alternative explanations regarding ETC-1002’s dual mechanism of action or the preliminarily accepted conclusion in the scientific community that inhibiting ACL and activating AMPK has the potential to beneficially impact the regulation of metabolic imbalances in both the lipid and carbohydrate metabolic pathways.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern

Arthur R. McGivern

Enclosures

cc:                                Tim Mayleben, Esperion Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP